UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                  No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                  No         X

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT INFORMATION

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of BBVA’s Annual General Meeting of Shareholders, to be held in Bilbao, at Palacio Euskalduna, foreseeably at second summons on 17 March 2017, which has been published today on the daily press and on BBVA’s website: www.bbva.com.

In addition, the full texts of the proposed resolutions are enclosed herewith.

The directors’ reports on the items of the agenda that require them and the remaining documents related to the Annual General Meeting are available on BBVA’s website: www.bbva.com.

Madrid, 14 February 2017

ANNUAL GENERAL MEETING OF SHAREHOLDERS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, 17 MARCH 2017

ANNOUNCEMENT

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter the “Company”, “BBVA” or the “Bank”), at its meeting held on 9 February 2017, agreed to call the Company’s Annual General Meeting of Shareholders, which will be held in Bilbao at Palacio Euskalduna, calle Abandoibarra nº 4, on 16 March 2017, at 12:00 hours on first summons, and in the same place and at the same time on 17 March 2017 on second summons, in accordance with the following:

AGENDA

ONE.- Annual accounts, profit allocation and corporate management:

1.1	Examination and approval of the annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group corresponding to the year ending on 31 December 2016.

1.2	Approval of the allocation of the 2016 profit.

1.3	Approval of corporate management during 2016.

TWO.- Adoption of the following resolutions regarding the re-election of members to the Board of Directors:

2.1	Re-election of Mr. José Manuel González-Páramo Martínez-Murillo

2.2	Re-election of Mr. Carlos Loring Martínez de Irujo

2.3	Re-election of Mrs. Susana Rodríguez Vidarte

2.4	Re-election of Mr. Tomás Alfaro Drake

2.5	Re-election of Mrs. Lourdes Máiz Carro

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this item on the agenda, which well be reported to the Annual General Meeting for all due purposes.

THREE.- Increase the share capital by issuance of new ordinary shares, each with a nominal value of €0.49, without issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves, to implement the shareholder remuneration system called “Dividend Option” and to adapt the wording of the Company Bylaws to the new figure of the resulting share capital. Possibility of under subscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Request for listing. Conferral of powers upon the Board of Directors.

FOUR.- To confer authority on the Board of Directors, with powers to delegate such authority, to increase share capital, for a five-year period, up to a maximum amount corresponding to 50% of the share capital, conferring authority in turn to exclude pre-emptive subscription rights, albeit limited to no more than 20% of the Bank’s share capital in the terms described in the proposed resolutions, and to amend the corresponding article of the Company Bylaws.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

FIVE.- To confer authority on the Board of Directors, with powers to delegate such authority, to issue securities convertible into Company shares, for a five-year period, up to a maximum of eight billion euros (€8,000,000,000), conferring authority in turn to exclude pre-emptive subscription rights over such securities issues, albeit limited to no more than 20% of the Bank’s share capital, in the terms described in the proposed resolutions, as well as to increase the share capital in the amount necessary and to amend the corresponding article of the Company Bylaws.

SIX.- Approval of the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A., which includes the maximum number of shares to be delivered as a result of its execution.

SEVEN.- Approval of the group of employees to whom the maximum limit of variable remuneration of up to 200% of the fixed component of their total remuneration is applicable.

EIGHT.- Appointment of the auditors of the accounts of Banco Bilbao Vizcaya Argentaria, S.A., and its consolidated Group for 2017, 2018 and 2019.

NINE.- Conferral of authority on the Board of Directors, which may in turn delegate such authority, to formalize, correct, interpret and implement the decisions adopted by the General Meeting.

TEN.- Consultative vote on the Annual Report on the Remuneration of Directors in Banco Bilbao Vizcaya Argentaria, S.A.

SUPPLEMENT TO THE NOTICE OF MEETING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing at least three per cent of the share capital, may: (i) request the publication of a supplement to the Notice of Meeting for the General Meeting, including one or more items on the agenda, provided that the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) submit substantiated proposals for resolutions on matters already included or that should be included on the agenda.

These rights must be exercised by duly certified notice to the Company, which must be received at the registered office at Plaza de San Nicolás nº 4, 48005, Bilbao, within five days following publication of this Notice of Meeting.

ATTENDANCE

Under the Company Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these shares are on record in the corresponding accounting ledger at least five days before the date on which the General Meeting is to be held.

As the General Meeting will foreseeably be held on second summons, for the purposes of article 517 of the Corporate Enterprises Act, it is hereby stated that the deadline by which shareholders must have registered their shares in their name will be no later than 12 March 2017.

The Company will issue a nominative card to each shareholder entitled to attend, giving them access to the venue where the General Meeting is to be held. This will indicate the number of shares they hold. Requests may be sent to the Shareholder Helpdesk, submitted over the Company website (www.bbva.com), or presented at any BBVA branch office.

Holders of fewer shares may group together until they have at least the required number, though they must apply for a group card from any BBVA branch office.

For the purpose of ascertaining the identity of the shareholders or of their representatives at the entrance to the building where the General Meeting is to be held, attendees may be asked to present their attendance card and documents proving their condition of representative and their National Identity Document or any other official document generally accepted for identification purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

REMOTE VOTING AND PROXY

WRITTEN VOTE AND PROXY

Shareholders not personally attending the General Meeting may vote remotely, using the voting form included in the attendance card, which can be requested and delivered at any BBVA branch office.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this announcement, through the Shareholder Helpdesk or at any BBVA branch, requesting the issue of a document for postal voting in their name. Once completed according to its instructions and within the deadlines it establishes, it must be sent by registered post with acknowledgment of receipt to the Shareholder Helpdesk at C/ Azul 4, 28050 Madrid, to be processed and counted.

In order to process remote votes, these must be received at least 24 hours prior to the date on which for the Annual General Meeting is to be held on first summons. Any votes arriving later than this will not be counted.

Any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder. Proxy must be conferred using the proxy form included in the attendance card and may be sent to the Company by any of the means set out in this section.

ELECTRONIC VOTE AND PROXY

The electronic vote and proxy rights must be exercised through the Bank’s website (www.bbva.com). To do so, the shareholders must follow the rules and instructions shown in the “2017 Annual General Meeting” section on that website.

In order to guarantee their identity, shareholders wishing to vote or confer proxy electronically must obtain a password on the Company website (www.bbva.com) and follow the instructions in “2017 Annual General Meeting/Electronic Vote and Proxy” section. In order to obtain the password, shareholders will need to prove their identity in the following ways:

a)         Electronic DNI (Spanish ID Card);

b)         “BBVA.es” (for shareholders who are users of online banking); or

c)         Request accreditation (for shareholders who are not “BBVA.es” online banking users and shareholders that are legal entities), following the instructions on the website.

Once shareholders have their password, they may vote and confer proxy prior to the Annual General Meeting in “2017 Annual General Meeting/Electronic Vote and Proxy” section on the Company website (www.bbva.com) from 24 February 2017 and until 12:00 hours of the day before the General Meeting is held on first summons, i.e. until 12:00 hours midday on 15 March 2017. To do so, they must complete the forms and follow the instructions contained therein.

SUSPENSION OF ELECTRONIC SYSTEMS

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic vote and proxy when this becomes necessary or advisable for technical or security reasons.

The Company will not be liable for damages that may be caused by overload, breakdowns, collapsed lines, connection faults or similar events not attributable to it that may temporarily prevent use of the electronic voting or proxy systems.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal attendance at the Annual General Meeting will revoke any proxy or vote sent in before the Meeting.

Proxy may always be revoked through the same means used to confer it.

RIGHT TO INFORMATION

Until the fifth day before the date for which the General Meeting is scheduled, shareholders may request directors for any information or clarifications that they deem necessary or submit written queries regarding matters on the agenda, information accessible to the public as provided by the Company to the CNMV (Spain’s National Securities Market Commission) since the last session of the General Meeting and regarding the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, sending their communications to the Shareholder Helpdesk at C/ Azul 4, 28050 Madrid; or by email, in the “Right to Information” section on the “2017 Annual General Meeting” page of the Company website (www.bbva.com), following the instructions therein.

One this announcement is published, any shareholder may examine at the registered office, at Plaza de San Nicolás number 4, Bilbao, or on the Company website (www.bbva.com) in the “General Meeting 2017” section, the full texts of the proposed resolutions that will be submitted for approval of the General Meeting and the directors’ reports on the agenda items requiring them; the annual accounts and management reports, both individual and consolidated, which will be submitted to the General Meeting to approval, together with the respective reports from the auditors; the annual corporate governance report for the year 2016; the curriculum, the category (status) and the mandatory proposals and reports on the re-election of directors proposed on item Two; the text of the Remuneration Policy of Directors of BBVA which approval is proposed under item Six, together with the corresponding report of the Remuneration Committee; The report of the Governing Body’s recommendations on the proposal on item Seven; and the Annual Report on BBVA Directors’ Remuneration. Likewise, the reports of directors on the proposals under item Three, Four and Five are made available to shareholders, as well as other legal documentation regarding the General Meeting. Shareholders may request all the above mentioned documents be delivered or sent to them immediately and free of charge.

Likewise, once this notice has been published and until the Annual General Meeting is held, all documents and information regarding the Annual General Meeting will be available on the Company website (www.bbva.com), in the “2017 Annual General Meeting” section.

ONLINE SHAREHOLDER FORUM

Pursuant to section 539.2 of the Corporate Enterprises Act, BBVA has established an Online Shareholder Forum for the Annual General Meeting on the Company website (www.bbva.com) for the legally established purpose, to which individual shareholders and associations of shareholders authorized to do so may access with due guarantees.

Shareholders may use the Forum to publish proposals they wish to submit as supplements to the agenda announced in the Notice of Meeting; requests to second these proposals, and initiatives to achieve the threshold percentage of votes required to exercise the minority right established by law. They may also post offers of or calls for voluntary proxy. To such end they must follow the instructions that the Bank has published on its corporate website (www.bbva.com).

The Forum is not a communications channel between the Company and its shareholders and is only established to facilitate communication among BBVA shareholders prior to the Annual General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

To access and use the Forum, shareholders must have a password, which they can obtain via the Company website (“www.bbva.com), following the instructions given in the “2017 Annual General Meeting/Online Shareholder Forum” section.

GENERAL INFORMATION

Shareholders may consult the General Meeting Regulations on the Company website (www.bbva.com) regarding aspects related to the General Meeting that are not contained in this announcement.

In addition, for additional information, shareholders may contact the Shareholder Helpdesk at C/ Azul 4, 28050 Madrid, between 9 am and 6 pm from Monday to Friday; or via Shareholder Helpline at 902-200-902, between 8 am and 10 pm from Monday to Friday; or by sending an email to the mailbox accionistas@bbva.com.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the Annual General Meeting, pursuant to article 203 of the Corporate Enterprises Act and article 101 of the Commercial Registry Regulations.

PERSONAL DATA PROCESSING

Personal data regarding the shareholders’ exercise of the rights to attend, receive information, vote, participate in the Online Shareholder Forum and any other data necessary to comply with other legal obligations stemming from the announcement and holding of the General Meeting will be added to the shareholders file for which the Company is responsible. This data will be processed by the Company to manage the development, compliance with, and control of the shareholder relationship with respect to the announcement, holding and communication of the General Meeting. This data will be communicated to the Notary in relation to the certification and putting on record of the Meeting and may be provided to third parties in the exercise of the right to information provided for by law, or be made accessible to the general public insofar as it appears in the documentation that is available on the website (www.bbva.com) or is made public at the General Meeting, the holding of which may be recorded by audiovisual means and disclosed publicly on said website. The assistant accepts, when attending the General Meeting, the recording and publication. of himself/herself and also that his/her image will be incorporated into the shareholders file owned by the Company in order to manage the audiovisual recording and public dissemination of the General Meeting.

Individuals whose personal data appears on this file have the right to access, rectify, cancel or challenge their own data, as established under prevailing legislation, by rending a letter to the Shareholder Helpdesk (Oficina de Atención al Accionista) at C/ Azul 4, 28050 Madrid or sending an email to “accionistas@bbva.com”.

The shareholder must inform his/her representative of the particulars contained in the above paragraphs and fulfill any other requirements that may apply to ensure proper assignment of the personal data to the Company, without the Company having to complete any additional formality in terms of information or consent.

NOTE

THE GENERAL MEETING WILL FORESEEABLY BE HELD ON SECOND SUMMONS ON 17 MARCH 2017 AT THE INDICATED TIME AND PLACE, UNLESS SHAREHOLDERS ARE OTHERWISE NOTIFIED THROUGH THE DAILY PRESS OR THE COMPANY WEBSITE (www.bbva.com).

Bilbao, 14 February 2017, the Company Secretary & Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 17 MARCH 2017

1.1.

To approve, in accordance with the terms of the legal documentation, the annual accounts and management report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the fiscal year ending on 31 December 2016, as well as the consolidated annual accounts and management report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same fiscal year.

To authorize the Chairman, Mr. Francisco González Rodríguez, the Secretary General and of the Board, Mr. Domingo Armengol Calvo, and the Deputy Secretary of the Board, Ms. María del Rosario Mirat Santiago, indistinctively and with powers of substitution, to deposit the individual and consolidated annual accounts, management reports and audit reports corresponding to the Bank and its Group, and to issue the corresponding certificates pursuant to articles 279 of the Corporate Enterprises Act and 366 of the Commercial Registry Regulations.

1.2.

Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A.’s profits corresponding to fiscal year 2016, which amount to €1,662,411,513.84 (one billion, six hundred and sixty-two million, four hundred and eleven thousand, five hundred and thirteen euros and eighty-four cents) as follows:

•	The sum of €19,593,642.16 (nineteen million, five hundred and ninety-three thousand, six hundred and forty-two euros and sixteen cents) will be allocated to the legal reserve.

•

The sum of €1,043,757,853.36 (one billion, forty-three million, seven hundred and fifty-seven thousand, eight hundred and fifty-three euros and thirty-six cents) is allocated to the payment of dividends, which have been fully paid out prior to this General Meeting of Shareholders as interim dividends for the fiscal year, pursuant to the resolutions adopted by the Bank’s Board of Directors at its meetings held on 22 June and 21 December 2016. In this respect, it is resolved to ratify, insofar as necessary, the aforementioned resolutions of the Bank’s Board of Directors approving the payout of interim dividends for fiscal year 2016.

•

The sum of 209,727,619.85€ (two hundred and nine million, seven hundred and twenty-seven thousand, six hundred and nineteen euros and eighty-five cents) to the cash payment resulting from the acquisition by the Bank of the rights of free allocation of the shareholders who so requested in the two capital increases charged to reserves agreed by the Board of

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Directors in execution of the resolutions adopted by the General Meeting of Shareholders held on 11 March 2016 (sections 3.1 and 3.2 of item three of the agenda), for the implementation of the shareholder remuneration system called “Dividend Option”.

•

The sum of €259,614,828.05 (two hundred and fifty-nine million, six hundred and fourteen thousand, eight hundred and twenty-eight euros and five cents), to the payment made during fiscal year 2016 corresponding to the remuneration of the Additional Tier 1 capital instruments issued in May 2013, February 2014, February 2015 and April 2016.

•

The remaining profit, i.e. the sum of €129,717,570.42 (one hundred and twenty-nine million, seven hundred and seventeen thousand, five hundred and seventy euros and forty-two cents) will be allocated to voluntary reserves of the Company.

1.3.	To approve the management of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. developed in fiscal year 2016.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 17 MARCH 2017

In this item on the agenda, after receiving a favorable report from the Appointments Committee, the re-election of José Manuel González-Páramo Martínez-Murillo as member of the Board of Directors, for the statutory term of three years, in his capacity as executive director, is submitted to the General Meeting.

It is also submitted to the General Meeting, with the favorable report of the Appointments Committee, the re-election of Carlos Loring Martínez de Irujo and Susana Rodríguez Vidarte as members of the Board of Directors, for the statutory term of three years, with the status of external directors.

Finally, following the proposal made to the Board of Directors by the Appointments Committee, it is proposed that the General Meeting re-elects, for the statutory term of three years, Tomás Alfaro Drake and Lourdes Máiz Carro, as members of the Board of Directors, with the status of independent directors.

Each proposed re-election is accompanied by an explanatory report by the Board of Directors, as required by article 529 decies of the Corporate Enterprises Act and, in the case of the proposed re-election of Mr. González-Páramo, Mr. Loring Martínez de Irujo and Ms. Rodríguez Vidarte, accompanied by the favorable report of the Appointments Committee. These reports are made available to the shareholders since the notice of the Annual General Meeting is published.

Consequently, it is proposed that the General Meeting:

2.1.

Re-elects José Manuel González-Páramo Martĺnez-Murillo, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of executive director.

2.2.

Re-elects Carlos Loring Martínez de Irujo, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of external director.

2.3.

Re-elects Susana Rodríguez Vidarte, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of external director.

2.4.

Re-elects Tomás Alfaro Drake, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.5.

Re-elects Lourdes Máiz Carro, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this item on the agenda, which will be reported to the Annual General Meeting for all due purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 17 MARCH 2017

1.

Increase of share capital to be charged to voluntary reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be executed by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, to be freely offered to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. Should the increase be undersubscribed, the share capital will be increased for the amount actually subscribed.

The number of new ordinary shares to be issued will be the result of the following formula, rounding down to the next whole number:

NOS / NAR

where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

where:

RP (reference price) is the reference trading price of BBVA shares for the purpose of this capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution implementing the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

thousandth. In no event can the RP be less than the nominal value of the Company shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49;

RMV is the maximum reference market value of the capital increase, which cannot exceed €900,000,000.

2.

Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31 December 2016, duly approved by the Bank’s auditor and by this General Meeting of Shareholders under agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31 December 2016 stood at €8,520,430,040.36.

4.	Right of free allocation.- Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares is a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.

Assignment and transferability of rights of free allocation.- Once the Board of Directors resolves to implement the capital increase and the corresponding dates have been set, the rights of free allocation will be assigned to whoever is accredited in the accounting records of IBERCLEAR (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.) and its participating entities in accordance with the rules, systems and procedures for clearing and settlement of securities applicable at the time.

The rights of free allocation will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, the new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold on behalf of the interested parties, in accordance with article 117 of the Corporate Enterprises Act. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

6.

Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights which have been initially allocated to them at such time; accordingly, this option will not be available in respect of any rights of free allocation acquired through a market purchase.

The price, in gross terms, at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula will remain in force and can be exercised by whoever is entitled to do so during a period to be determined, within the trading period for such rights.

For this purpose, it is agreed to authorise the Bank to acquire such rights of free allocation, always complying with the legal applicable limits.

7.

Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by IBERCLEAR, which performs such function along with its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.

Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA shares are traded at the time of issue (currently in the securities markets of London and Mexico, and via ADS’s (American Depository Shares) on the securities market of New York). These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For any legal purposes, it is hereby expressly stated that should a request be made subsequently to delist BBVA shares, the Bank will comply with all the formalities required by applicable legislation.

9.

Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to set the date on which the resolution to increase capital will be carried out, which will be determined in compliance with the provisions of this resolution, within one (1) year from the date of approval of this resolution, and to determine the new wording applicable to the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank or a social or economic fact or event that makes the action unadvisable. In such case, it will report on this to the first General Meeting of Shareholders held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act, and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to establish the conditions of the capital increase insofar as these are not covered in the foregoing articles and, in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)

To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €900,000,000) and the number of rights of free allocation necessary to receive one new share, all in accordance with the provisions established in previous articles.

(ii)	To determine the specific voluntary reserve accounts or sub-accounts against which the capital increase will be charged.

(iii)

To establish the trading period the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act, and to determine any other date, term or period that may be necessary or appropriate in order to implement the capital increase.

(iv)

To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the trading period determined the rights of free allocation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(v)

To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vi)

To declare the capital increase finalised and closed at the end of the above trading period the rights of free allocation, declaring, when applicable, that subscription was incomplete and signing whatever public and private documents might be needed or appropriate for the total or partial execution of the capital increase.

(vii)

To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares and the rights of free allocation with the CNMV (securities exchange authority) or with any other competent Spanish or international authority or organisation, assuming responsibility for the content and to draw up, sign and present any additional information, supplements or complementary documentation as needed or required, being also authorised to request their verification and registration.

(viii)

To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, and with any other organisation, entity or register, whether public or private, Spanish or international, to obtain (if necessary or advisable) the authorisation, verification and execution of the issue, as well as the listing of the new shares.

(ix)	To draw up and publish any announcements that may be necessary or advisable.

(x)	To draw up, sign, execute and, if necessary, certify any type of document related to the capital increase, including without limit any public and private documents required.

(xi)

To draw up, sign and present the documentation needed or required, as well as to complete the acts or formalities needed or convenient so that the new shares associated with the capital increase can be entered in the registers of IBERCLEAR, its participating entities and any other entity, whether national or foreign, that may be necessary, and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(xii)

And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or foreign, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 17 MARCH 2017

One.- To confer authority on the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or the “Bank”) , as broad as necessary by law, to increase the Company’s share capital, subject to provisions in the law and in the Company Bylaws that may be applicable at any time and prior obtaining of the authorisations that may be necessary to such end, within the legal term of five (5) years to be counted as from the date on which this resolution is adopted, up to the maximum amount corresponding to 50% of the Bank’s share capital at the time of this authorisation.

Likewise, to confer authority on the Board of Directors, as broad as necessary by law, such that, in the manner it deems most appropriate, it may:

(i)

Resolve to increase the share capital, on one or several occasions, by the amount and at the time that the Board of Directors may decide within the limits established herein, by issuing new shares, with or without voting rights, ordinary or preferred, including redeemable shares or shares of any other type permitted by law, with or without issue premium; the countervalue of said shares comprising cash considerations. Also set the terms and conditions of the capital increase insofar as these are not set in this resolution, including the determination of the nominal value of the shares to be issued, their characteristics and any privileges they may confer, as well as, where appropriate, the inclusion of the right to redeem the shares, along with the corresponding conditions and the exercise of such right by the Company.

(ii)

Freely offer the shares not subscribed within the period established for the exercise of pre-emptive subscription rights, should these be granted; to establish that, should the capital increase be undersubscribed, the capital will be increased by the amount effectively subscribed, pursuant to article 311 of the Corporate Enterprises Act; and to redraft the corresponding article of the Company Bylaws.

(iii)

Where appropriate, request the listing of the shares issued under this authority for trading on official or unofficial, regulated or unregulated, Spanish and non-Spanish, secondary markets, performing the necessary and appropriate actions and formalities for this purpose before the corresponding public and/or private bodies, including any action, statement or arrangement before the competent authorities of the United States of America for the admission to trading of the shares represented by ADSs (American Depositary Shares), or before any other competent authority.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

It is expressly recognised that the Company is subject to any rules existing now or in the future regarding negotiation, and especially trading, listing and delisting of the securities, and the commitment that, should application be made for subsequent delisting of the securities, this will be adopted pursuant to the formal requirements under applicable regulations.

(iv)

Pursuant to the Corporate Enterprises Act, totally or partially exclude shareholders’ pre-emptive subscriptions rights over any specific share issue that may be made hereunder, when the corporate interest so requires, in compliance with any legal requirements established to this end.

The above notwithstanding, the power to exclude pre-emptive subscription rights will be limited, such that the nominal amount of the capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights in use of this authority and those that may be resolved or carried out to cover the conversion of Mandatory Convertible Issues that may equally be made with the exclusion of pre-emptive subscription rights in use of the authority delegated under the following agenda item five of this General Meeting (without prejudice to anti-dilution adjustments) may not exceed the nominal maximum overall amount of 20% of the Bank’s share capital at the time of this authorisation.

Two.- To repeal the authority conferred by the Annual General Meeting of Shareholders held on 16 March 2012, under its agenda item three, in the unused part.

Three.- In relation to the foregoing resolutions, to empower the Board of Directors to delegate the authority to the Executive Committee (in turn, with express powers to delegate such authority); to the Chairman of the Board of Directors; to the Chief Executive Officer; to any other Director; and to any other person the Board may expressly empower for such purpose; with respect to the delegations and the powers conferred under the above resolutions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 17 MARCH 2017

One.- To confer authority on the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or the “Bank”), as broad as necessary by law, to issue securities convertible into newly issued Company shares, subject to provisions in the law and in the Company Bylaws that may be applicable at any time and, where appropriate, prior obtaining of the authorisations that may be necessary to such end. The Board of Directors may make issues on one or several occasions within the maximum term of five (5) years to be counted as from the date on which this resolution is adopted, up to the maximum overall amount of eight billion euros (€8,000,000,000) or its equivalent in any other currency.

Likewise, to confer authority on the Board of Directors, as broad as necessary by law, such that, in the manner it deems most appropriate, it may:

(i)

Resolve, establish and determine each and every one of the terms, characteristics and conditions of each of the issues of securities convertible into newly issued Company shares made under this resolution, including, but not limited to, the type of securities and their denomination, whether they be bonds, debentures, preferred securities, warrants or any other debt instruments convertible into newly issued Company shares in any form admitted by law; the amount, always within the maximum total overall amount indicated above; the date(s) of issue; the interest rate; the issue price and, in the case of warrants and similar securities, the issue price and/or issue premium, the strike price –which may be fixed or variable– and the procedure, term and other conditions applicable to the exercise of the subscription or purchase right over the underlying shares; the number of securities and the nominal value of each one; the form in which the securities are to be represented; the form and conditions of the remuneration, the fixed or variable interest rate, and the dates and procedures for payment of the coupon; the seniority of the securities and their potential subordination clauses; where appropriate, the anti-dilution clauses; applicable law; and, where appropriate, the mechanism for the collective organisation and association and/or representation and protection of the holders of the securities issued, including the appointment of their representatives.

(ii)	Resolve, establish and determine the form, the timing and the triggers for conversion and/or redemption, with the possibility of making perpetual issues; and the terms and modalities for conversion;

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

distinguishing between: (a) perpetual issues or issues with no conversion and/or redemption deadline whose conversion is contingent, envisaged to meet regulatory requirements for the eligibility of the securities issued as capital instruments pursuant to solvency rules applicable at any time (“Contingent Convertible Issues - CoCos”); and (b) the rest of the convertible securities issues made under this resolution, including, by way of example and not limited to those issues with a predetermined mandatory conversion deadline (which may be on maturity or at any other time) or that are convertible at the option of the issuer and/or the investor, the total or partial nature of that conversion being determined by the Company, the securities holders or both (“Mandatory Convertible Issues”).

(iii)	Resolve, establish and determine the conversion ratio, which may be fixed or variable, within the limits set forth below.

Should the issue be made with a fixed conversion ratio, the Company share price used for the conversion may not be lower than the greater of (a) the arithmetic mean of the closing prices of the Company share on the securities market or exchange that the Board of Directors determines, during the period it establishes, which may not be more than three months or less than fifteen trading sessions prior to the date on which the specific issue of convertible securities is approved; and (b) the closing price of the Company share on the securities market or exchange that the Board of Directors determines, the date prior to the date on which the specific issue of convertible securities is approved.

Should the issue be made with a variable conversion ratio, the Bank share price used for the conversion must be the arithmetic mean of the closing prices of the Company share on the securities market or exchange that the Board of Directors determines, during the period it establishes, which may not be more than three months or less than five trading sessions prior to the date on which the specific issue of convertible securities is approved. In such case a premium or, where appropriate, a discount may be established on the price per share, although should an issue discount be established on the price per share, it may not exceed 30%. The premium or discount may be different for each conversion date on each of the issues or tranches. Likewise, even if a variable conversion ratio is established, a minimum and/or maximum reference price may be determined for the shares to be used in the conversion, in the terms resolved by the Board of Directors.

Subject to whatever others limits may be applicable under prevailing regulations at any time, the value of the Company share for the purpose of the ratio for converting the securities into shares may not be below the nominal value of the Company share at the time of conversion, and securities may not be converted into shares when the nominal value of the securities is below that of the shares.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, the valuation for conversion of securities into shares will be for their nominal value and may or may not include interest accrued but unpaid at the time of their conversion.

(iv)

Request, where appropriate, that the convertible securities issued hereunder and/or the shares issued to cover their conversion be listed for trading on official or unofficial, regulated or non-regulated, domestic or foreign secondary markets, empowering the Board of Directors to complete appropriate or necessary actions and formalities with the corresponding public and/or private bodies.

It is expressly recognised that the Company is subject to any rules existing now or in the future regarding negotiation, especially trading, listing and delisting of the securities, and the commitment that, should application be made for subsequent delisting of the securities or shares, this will be adopted pursuant to the formal requirements under applicable regulations.

(v)

Increase the Bank’s share capital by the amount necessary to cover the conversion commitments or requests, within the limits that, where applicable, are in force and available at any time, being able to declare the issue undersubscribed, should this be the case, establishing the specifications of the Company shares to be issued to cover the conversion of the securities, and to redraft the corresponding article in the Company Bylaws.

Should the issue be convertible and exchangeable, the Board of Directors may establish that the Company reserves the right at any time to choose between converting the securities into newly issued Company shares or exchanging them for shares already issued. It may also resolve to deliver a combination of newly issued shares and already issued shares, providing it respects the equitable treatment of all holders of the securities that are being converted and/or exchanged on the same date.

(vi)

Pursuant to the Corporate Enterprises Act, totally or partially exclude pre-emptive subscription rights within the framework of a specific issue of convertible securities, when corporate interest so require, in compliance with any legal requirements established to such end.

However, for Mandatory Convertible Issues, the power to exclude pre-emptive subscription rights will be limited to ensure the nominal amount of the capital increases resolved or carried out to cover the conversion of the Mandatory Convertible Issues in use of this authority (without prejudice to anti-dilution adjustments) with exclusion of pre-emptive subscription rights and of those likewise resolved or carried

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

out with exclusion of pre-emptive subscription rights in use of the authority conferred under this General Meeting’s agenda item four above, do not exceed the maximum nominal amount, overall, of 20% of the Bank’s share capital at the time of this authorisation, this limit being not applicable to Contingent Convertible Issues - CoCos.

Two.- To repeal the authority conferred by the Annual General Meeting of Shareholders, held on 16 March 2012, under its agenda item five, in the unused part.

Three.- In relation to the foregoing resolutions, to empower the Board of Directors to delegate the authority to the Executive Committee (in turn, with express powers to delegate such authority); to the Chairman of the Board of Directors; to the Chief Executive Officer; to any other Director; and any other person the Board of Directors may expressly empower for such purpose; with respect to the delegations and the powers conferred under the above resolutions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 17 MARCH 2017

Approve, pursuant to Article 529 novodecies of the Corporate Enterprises Act, the Remuneration policy for directors of Banco Bilbao Vizcaya Argentaria, S.A., for the years 2017, 2018 and 2019. The text of this policy has been made available to shareholders, together with all other documentation pertaining to the General Meeting, as of the date on which the Meeting was called. It includes a request for a maximum number of three million shares to be delivered to the executive directors as a result of its execution.

Likewise, to empower the Board of Directors, to the fullest extent required by law, to interpret, develop, formalize and execute this agreement; adopting all agreements and signing any documents, public or private, deemed necessary or convenient for its full effect, including adapting the Remuneration policy for directors of Banco Bilbao Vizcaya Argentaria, S.A., when necessary and at the proposal of the Remuneration Committee, to the circumstances that may arise, the rules established in the applicable legislation, recommendations or best practices in the matter and the specific requirements made by supervisors, provided that this does not imply a substantial change in its terms and conditions that must be submitted to consideration by the General Meeting in accordance with applicable legislation; and in particular to:

(i)

Develop and establish the specific conditions of the remuneration system of executive directors in all matters not envisaged in the Policy, including in particular, but not limited to, incorporation and leave of directors, agreements on the settlement of variable remuneration and the terms thereof, establish the cases of early settlement, as the case may be, and, where applicable, declare compliance with the conditions to which such settlement is tied.

(ii)

Adapt the content and conditions of the Policy to the, corporate transactions or exceptional circumstances that may arise during its validity, referring to either Banco Bilbao Vizcaya Argentaria, S.A., or its Group companies, as well as regarding the indicators selected to determine the variable remuneration and the banks selected as peer group of reference for the TSR indicator, where appropriate, in order for it to remain in the same terms and conditions.

(iii)

Adapt the content of the Policy to the requirements, observations or requests that may be made by the competent supervisory authorities, and, in particular, make adjustments to the percentages and deferral periods of variable remuneration applicable to the executive directors of Banco Bilbao Vizcaya Argentaria, S.A., as well as regarding the retention period of shares or the criteria set for the determination.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(iv)	Interpret the rules of the settlement and payment system applicable to the annual variable remuneration of the executive directors of Banco Bilbao Vizcaya Argentaria, S.A.

(v)

In general, to carry out any actions and subscribe any documents that may be necessary or convenient for the validity, effectiveness, implementation, development and execution of the Remuneration policy for directors of Banco Bilbao Vizcaya Argentaria, S.A.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 17 MARCH 2017

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve the group of employees whose professional activities have a significant impact on the Group’s risk profile to whom the maximum level of variable remuneration of up to 200% of the fixed component of their total remuneration is applicable, enabling subsidiaries of Banco Bilbao Vizcaya Argentaria, S.A., to likewise introduce such maximum level to their professionals, all in light of the Recommendations Report issued in this regard by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., on 9 February 2017, and which has been made available to shareholders as of the date on which this General Meeting was called.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 17 MARCH 2017

Following the recommendation and preference submitted by the Audit and Compliance Committee to the Board of Directors, appoint the firm KPMG Auditores, S.L., with registered office in Madrid, Paseo de la Castellana, 259C and N.I.F. B-78510153, filed under number S0702 in the Spanish Official Registry of Statutory Auditors, and registered in the Commercial Registry of Madrid under volume 11,961, folio 90, section 8, sheet M-188.007, as statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and of the Consolidated Group, for fiscal years 2017, 2018 and 2019.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM NINE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 17 MARCH 2017

To authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as in favor of any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; the Ministries of the Economy and Competitiveness and of Tax and Public Administrations; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, to authorize the Chairman, Mr. Francisco González Rodríguez; the Chief Executive Officer, Mr. Carlos Torres Vila; the Secretary General and of the Board, Mr. Domingo Armengol Calvo; and the Deputy Secretary of the Board, Ms. María del Rosario Mirat Santiago so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this Annual General Meeting, in order to file them with the Commercial Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual accounts in the Company Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TEN FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 17 MARCH 2017

To approve, on a consultative basis, the Annual Report on the Remuneration of Directors in Banco Bilbao Vizcaya Argentaria, S.A., which has been made available to shareholders together with the rest of the documents relating to this General Meeting as of the date on which the Meeting was called.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. José Manuel González-Páramo Martĺnez-Murillo Director

Born in Madrid in 1958 Married
Spanish nationality
Ph.D, M. Phil. and M.A. in Economics from Columbia University, New York.
Doctorate in Economics from Complutense University of Madrid.

Professional Career:

1985-1994	Advisor to various institutions in both the public and private sectors: Tax Ministry, FUNCAS Foundation, Bank of Spain, BBVA Foundation, World Bank, IMF and European Commission

1988	Professor (Catedrático) of Public Finance and Financial System
(Public Economics, European Economics and Public Administration)

1994-2004	Member of the Governing Council and the Executive Committee of the Bank of Spain

2004-2012	Member of the Executive Committee and Governing Council of the European Central Bank (ECB)

2007-2012	Member of the Committee for the Stability of the Global Financial System of the Bank for International Settlements, representing the Euro system

2012	Professor at IESE Business School

2013	Chairman of the European DataWarehouse GmbH

2014	Vice president of the Spain-USA Council Foundation

2016	Chairman for Europe of Trans-Atlantic Business Council

Likewise, he was appointed Doctor Honoris Causa from Malaga University, is member of the European Academy of Sciences and Arts and Academic Member of the Royal Academy of Moral and Political Sciences.

He was appointed to a BBVA directorship on 29th May 2013 and is the Director of Global Economics, Regulation and Public Affairs of BBVA.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. Carlos Loring Martínez de Irujo Director

Born in Mieres (Asturias) in 1947

Married

Spanish nationality

Graduated in Law from Complutense University of Madrid

Professional Career:

In 1971 joined J&A Garrigues, becoming Partner in 1977. Held posts there as Director of M&A Department, Director of Banking and Capital Markets, and was responsible for advising large listed companies. He has been member of the Management Committee of the firm since 1985.

His activity has focused on mergers and acquisitions, advising large multinational companies, and he has been intensely involved in the legal coordination of some key global IPOs and placements on the Stock Exchange, for Spanish and non-Spanish companies, representing arrangers and issuers.

His professional activity has focused on advising listed companies in corporate transactions, as well as giving them legal assistance at the holding of their General Shareholders Meetings.

He is a renowned specialist in Corporate Governance, having helped several public companies to restructure their organisation as new recommendations and regulations on good governance have been published in Spain. He has been recognized as one of the world’s leading lawyers in corporate governance by the directory “The International Who’s Who of Business Lawyers”.

From 1984 to 1992 was member of the Governing Body of the Colegio de Abogados de Madrid (Madrid Law Association). He cooperates with the Garrigues Studies Center as a member of the Advisory Board for the Masters in Private Banking.

Mr. Loring was appointed to a BBVA directorship on 28th February 2004 and is member of the Executive Committee and the Risk Committee of BBVA.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Ms. Susana Rodríguez Vidarte Director

Born in Bilbao (Vizcaya) in 1955

Married

Spanish nationality

Ph.D in Economics and Business Sciences from the University of Deusto

Professional career:

Her career has mainly been focused on academic work

1996-2009	Dean of the School of Economics and Business Sciences at Deusto University

2003-2008	Director of the International Institute of Business Administration (INSIDE)

2009-2012	Director of the University Postgraduate Area (Deusto Business School)

1980	Co-Director of the Economic Studies Bulletin

1989	Member (non-practicing) of the Institute of Accounting and Auditing of Accounts

1995	Professor (Profesora Catedrática) of Strategy at the Faculty of Economics and Business Sciences at the University of Deusto

She is currently a member of the Board of Trustees of the Luis Bernaola Foundation and of the BBVA Microfinance Foundation. She has also been a member of the Board of Trustees of the Deusto Foundation and the Board of Directors of the Basque Institute of Competitiveness, until 2004 and 2009, respectively.

Ms. Rodríguez Vidarte was appointed to a BBVA directorship on 28th May 2002 and is member of the Executive Committee, of the Risk Committee and of the Appointments Committee of BBVA.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. Tomás Alfaro Drake Director

Born in Madrid in 1951

Married

Spanish nationality

Studied Engineering at ICAI

Master’s degree in Economics and Business Management (MBA) from IESE

Professional Career:

1973 - 1975	DIMETAL, S.A. Systems Engineer
1975 - 1977	DIMETAL, S.A. Sales and Marketing Manager, Industrial Automation Division
1979 - 1981	JOHNSON WAX ESPAÑOLA, S.A. Product Manager
1981 - 2010	Instituto de Empresa
Director of the Marketing Area
Director of the Master Program in Commercial Management and Marketing
Academic Director
Professor of the Marketing Area
1981 -1998	Consultant for finance and marketing at Spanish and multinational companies in different sectors, including finance, industry, distribution and services
1998 - 2012	Francisco de Vitoria University
Director of the Business Management and Administration Bachelor’s
Director of the Degree in Business Management and Administration
Director of the Degree in Marketing
Director of the Diploma in Business Sciences
Professor of the Finance Area
2012	Francisco de Vitoria University
Director of Internal Development
Professor of the Finance Area

Mr. Alfaro was appointed to a BBVA directorship on 18th March 2006 and he is the Chairman of the Appointments Committee and member of the Audit and Compliance Committee and of the Technology and Cybersecurity Committee of BBVA.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Ms. Lourdes Máiz Carro Director

Born in Santiago de Compostela in 1959

Married

Spanish nationality

Graduated in Law and Philosophy and Education Sciences from the Complutense University of Madrid and is a Doctor of Philosophy (DPhil)

Extraordinary Graduation Award in Philosophy and Extraordinary Doctorate Award

Professional Career:

1982-1987	Research Personnel in the Faculty of Philosophy of the Complutense University of Madrid, teaching classes in Metaphysics and Theory of Knowledge
1992-1993	Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) and practiced in the Ministry of Public Administrations, where she was appointed deputy to the Director
1993-2001

Held various positions in the Public Administrations: Director of the Cabinet of the Deputy Secretary of Public Administrations; Director of the Office of the Deputy Secretary of Education; General Director of Administrative Organization, Job Positions and I.T. (Ministry of Public Administrations); General Director of the State Society of Equity Holdings (SEPPA – Ministry of Economy and Finance) and Technical General Secretary (Ministry of Agriculture, Fisheries and Food)

2001-2016	Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España

She has been member of the Board for various companies, including, RENFE; Gerencia de Infraestructuras Ferroviarias (G.I.F.- now ADIF); Official Credit Institute; INISAS, Compañía de Seguros y Reaseguros, S.A.; Aldeasa, Almacenaje y Distribución; and Banco Hipotecario.

Ms. Máiz was appointed to a BBVA directorship on 14th March 2014 and is member of the Audit and Compliance Committee and of the Appointments Committee of BBVA.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 14 , 2017	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo
Title: Authorized Representative